Date of filing:  June 3, 2011

Re:  Amendment to the Company’s Management Information Circular dated April 18, 2011 (the “Circular”)

The Director Compensation Table on page 8 of the Circular inadvertently did not include options with special vesting provisions granted to directors on May 13, 2010, and is hereby replaced with the following amended table.

Director Compensation Table

The following table sets forth compensation during the fiscal year ended December 31, 2010 to directors who are not Named Executive Officers.

Name	Fees Earned ($)	Option-based awards ($)(1)(2)	Non-equity incentive plan compensation ($)	All other compensation ($)	Total ($)
R. Stuart Angus	60,000	783,312	Nil	Nil	843,312
Robert J. Gayton	50,000	587,484	Nil	Nil	637,484
Gary E. German	50,000	587,484	Nil	Nil	637,484
Gerard E. Munera	50,000	587,484	Nil	Nil	637,484

(1)

As per Summary Compensation Table, the Black Scholes model is used to calculate fair value of options granted.

(2)

Includes regular options which vest in 2011 and special performance based stock options which only vested upon successful commissioning of the Bisha mine within specified time and cost parameters.